

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via E-Mail
Melanie J. Dressel
Chief Executive Officer
Columbia Banking System, Inc.
1301 A Street
Tacoma, WA 98402

> **Re:** **Columbia Banking System, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 8, 2011**
> **Response dated October 31, 2011**
> **File No. 000-20288**

Dear Ms. Dressel:

We have reviewed your supplemental response to our letter dated August 31, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Melanie J. Dressel
Columbia Banking System, Inc.
November 18, 2011
Page 2

Form 10-Q for the Period Ended September 30, 2011

Item 1. Financial Statements (unaudited)

Notes to Unaudited Consolidated Condensed Financial Statements

Note 8. Covered Assets and FDIC Loss Sharing Asset, page 21

1. Please provide us with and revise future filings to include a rollforward of the allowance for loan losses as it relates to covered loans for the periods presented.

2. We note the information provided in response to prior comments fifteen through seventeen in the letter dated August 31, 2011. Based on the level of information supplementally provided and given the ongoing and significant level of FDIC Assisted Transactions in which the Company has entered into, please provide us with and revise future filings to include a rollfoward of your loans accounted for under ASC 310-30 which reconciles your contractual receivable to your carrying amount for each of the periods presented. Your revised disclosures should also include disaggregated information pertaining to your nonaccretable yield.

3. Please provide us with and revise future filings to include more detailed information as it relates to the FDIC Loss Sharing Asset rollforward, individually identifying and quantifying the amount the change in expected cash flows has on the asset. You should also specifically discuss in detail the "other" adjustments which impact the carrying value of this asset.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have any questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant